Exhibit 99.5

CONSENT of AUTHOR

July 14, 2010

TO:

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

I, Jeremy P. Haile, do hereby consent to the public filing of the technical report titled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” and dated July __, 2010 (the “Technical Report”) by Micon International Limited and any extracts from, or a summary of, the Technical Report in the Press Release of Kimber Resources Inc., dated June 2, 2010.

I also certify that I have read the News Release dated June 2, 2010 which was filed on that date (the “Disclosure”) and confirm that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 14 day of July, 2010

/s/ Jeremy P. Haile